						Exhibit 12
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

		Years Ended December 31,
		2011	2010	2009	2008	2007
Earnings—
Pre-tax income from continuing operations		$67,394	$65,084	$48,222	$64,694	$85,390
Add:	Allocated (gains) losses of equity investees	—	—	—	—	—
	Fixed charges	17,528	16,915	14,842	14,013	13,961
	Amortization of capitalized interest	48	48	48	48	48
Less:	Interest capitalized	—	—	—	—	—
Earnings		$84,970	$82,047	$63,112	$78,755	$99,399

Fixed Charges—
	Interest costs	$11,096	$9,778	$9,039	$8,770	$8,810
	Debt extinguishment expense	—	—	—	—	—
	Portion of rental expense representative of interest factor	6,432	7,137	5,803	5,243	5,151
Fixed Charges		$17,528	$16,915	$14,842	$14,013	$13,961

Ratio of Earnings to Fixed Charges		4.8	4.9	4.3	5.6	7.1